Exhibit 99.2

Arbe Appoints Ram Machness as Chief Executive Officer; Kobi Marenko Named President

With Arbe Advancing Into Its Next Strategic Phase, the Company Is Reinforcing Its Leadership Structure to Support Scaling, Deepen Customer Engagement, and Drive Long-Term Value Creation

TEL AVIV, Israel, February 26, 2026 - Arbe Robotics Ltd. (Nasdaq: ARBE) (TASE: ARBE), a global leader in perception radar solutions, today announced that it is strengthening its leadership team as the Company advances into its next strategic phase. The Company has appointed Ram Machness, Arbe’s Chief Business Officer, as Chief Executive Officer and appointed current CEO and co-founder Kobi Marenko as President. The official transition to the new roles will take place on April 1, 2026.

Ram Machness brings more than 30 years of experience across embedded systems, semiconductors, and the automotive industry. At Arbe, Mr. Machness served as Chief Business Officer for the past eight years, nearly since the Company’s inception, leading strategy, sales, customer support, and product functions. He spearheaded global OEM and Tier 1 engagements and led the Company’s commercial and product strategy. Previously, Mr. Machness spent 12 years in senior business roles at Texas Instruments, where he led product lines and business strategy for wireless connectivity across automotive, mobile, and IoT markets. He began his career in core R&D, leading the development of deep embedded products.

As CEO, Mr. Machness will lead Arbe’s transition into a scaled production company, growing near-term revenue by expanding Arbe’s presence in Level 4 robotaxi and robotruck markets, as well as autonomous commercial and off-road vehicle markets, and by advancing OEM and Tier 1 programs. He will also accelerate global business development, particularly in China, while strengthening the Company’s long-term vision through deeper OEM collaborations, and continued development of Arbe’s next-generation radar solutions.

Kobi Marenko, Arbe’s current CEO, will continue with Arbe as President, working closely with Mr. Machness to support the successful execution of the Company’s strategic plans and to ensure a seamless leadership transition. In his new role, Mr. Marenko will drive Arbe’s long-term strategy, advance initiatives particularly in the defense market, develop partnerships, explore strategic alternatives, and guide key investments to help accelerate the Company’s sustainable, long-term growth. Mr. Marenko will continue to serve as a director of the Company.

“I want to express my sincere appreciation for the trust and confidence placed in me by the Board of Directors and Arbe’s co-founders, Kobi Marenko and Noam Arkind,” said Ram Machness. “I am grateful to Kobi for leading Arbe from its inception and building the strong foundation upon which Arbe is now able to transition into serial production and full commercialization. As we enter this next phase, I am excited about the opportunities ahead and fully committed to executing on our priorities and leading Arbe into the growth and success chapter.”

About Arbe

Arbe (Nasdaq: ARBE), a global leader in ultra-high-resolution radar solutions, is driving a radar revolution. Its cutting-edge radar chipset delivers up to 100 times more detail than other radar systems on the market, empowering automakers and radar Tier-1s to develop safe driving systems that scale from ADAS to hands-free, eyes-off capabilities and up to full vehicle autonomy. Arbe’s technology addresses the most critical use cases by delivering real-time, 4-dimensional imaging that enables the perception stack with information such as precise mapping of drivable free space in highway and urban environments across all weather and lighting conditions. With its transformative impact across passenger, commercial, and industrial vehicle segments, as well as other advanced safety applications, Arbe is redefining the role of radar in next-generation mobility.

Headquartered in Tel Aviv, Israel, the company also operates offices in the United States, Germany, and China. For more information, visit https://arberobotics.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include our ability to transition to a scaled production company, to expand our presence in Level 4 robotaxi, robotruck and autonomous commercial and off-road vehicle markets, and to advance OEM and Tier 1 programs; whether and when we receive secure the orders we anticipate and the extent of any orders we receive; our ability to meet expectations with respect to our financial guidance and outlook; the timing and completion of key product and project orders and milestones; expectations regarding our collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

Ehud Helft & Kenny Green

EK Global Investor Relations

arbe@ekgir.com

+1 212 378 8040